SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Tempur-Pedic International Inc.
 (Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

88023U101
(CUSIP Number)

Christopher A. Masto
Friedman Fleischer & Lowe GP II, LLC
One Maritime Plaza, Suite 2200
San Francisco, California 94111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e)_, 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7, for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88023U101	SCHEDULE 13D/A	Page 2 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Friedman Fleischer & Lowe Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,852,042
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,852,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,852,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% 1
14	TYPE OF REPORTING PERSON PN
1 All ownership percentages reported herein are based on 73,701,705 shares of the Issuer’s common stock issued and outstanding as of February 5, 2010, as reported by the Issuer in its Form 10-K filed with the SEC on February 8, 2010.

CUSIP No. 88023U101	SCHEDULE 13D/A	Page 3 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) FFL Executive Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,720
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,720
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%1
14	TYPE OF REPORTING PERSON PN
1  All ownership percentages reported herein are based on 73,701,705 shares of the Issuer’s common stock issued and outstanding as of February 5, 2010, as reported by the Issuer in its Form 10-K filed with the SEC on February 8, 2010.

CUSIP No. 88023U101	SCHEDULE 13D/A	Page 4 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) FFL Parallel Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,755
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%1
14	TYPE OF REPORTING PERSON PN
1  All ownership percentages reported herein are based on 73,701,705 shares of the Issuer’s common stock issued and outstanding as of February 5, 2010, as reported by the Issuer in its Form 10-K filed with the SEC on February 8, 2010.

CUSIP No. 88023U101	SCHEDULE 13D/A	Page 5 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Friedman Fleischer & Lowe GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,013,517
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,013,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,013,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%1
14	TYPE OF REPORTING PERSON PN
1  All ownership percentages reported herein are based on 73,701,705 shares of the Issuer’s common stock issued and outstanding as of February 5, 2010, as reported by the Issuer in its Form 10-K filed with the SEC on February 8, 2010.

CUSIP No. 88023U101	SCHEDULE 13D/A	Page 6 of 14 pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Friedman Fleischer & Lowe GP II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS BK/OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,013,517
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,013,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,013,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%1
14	TYPE OF REPORTING PERSON OO
1  All ownership percentages reported herein are based on 73,701,705 shares of the Issuer’s common stock issued and outstanding as of February 5, 2010, as reported by the Issuer in its Form 10-K filed with the SEC on February 8, 2010.

CUSIP No. 88023U101	SCHEDULE 13D/A	Page 7 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) David L. Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,013,517
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,013,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,013,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%1
14	TYPE OF REPORTING PERSON IN
1  All ownership percentages reported herein are based on 73,701,705 shares of the Issuer’s common stock issued and outstanding as of February 5, 2010, as reported by the Issuer in its Form 10-K filed with the SEC on February 8, 2010.

CUSIP No. 88023U101	SCHEDULE 13D/A	Page 8 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Spencer C. Fleischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000
	8	SHARED VOTING POWER 3,013,517
	9	SOLE DISPOSITIVE POWER 22,000
	10	SHARED DISPOSITIVE POWER 3,013,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,035,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%1
14	TYPE OF REPORTING PERSON IN
1  All ownership percentages reported herein are based on 73,701,705 shares of the Issuer’s common stock issued and outstanding as of February 5, 2010, as reported by the Issuer in its Form 10-K filed with the SEC on February 8, 2010.

CUSIP No. 88023U101	SCHEDULE 13D/A	Page 9 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Tully M. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,013,517
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,013,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,013,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%1
14	TYPE OF REPORTING PERSON IN
1  All ownership percentages reported herein are based on 73,701,705 shares of the Issuer’s common stock issued and outstanding as of February 5, 2010, as reported by the Issuer in its Form 10-K filed with the SEC on February 8, 2010.

CUSIP No. 88023U101	SCHEDULE 13D/A	Page 10 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Christopher A. Masto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 186,5952
	8	SHARED VOTING POWER 3,013,517
	9	SOLE DISPOSITIVE POWER 186,5952
	10	SHARED DISPOSITIVE POWER 3,013,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,200,112
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%1
14	TYPE OF REPORTING PERSON IN
1  All ownership percentages reported herein are based on 73,701,705 shares of the Issuer’s common stock issued and outstanding as of February 5, 2010, as reported by the Issuer in its Form 10-K filed with the SEC on February 8, 2010.

2 Includes 57,200 shares of common stock issuable (within 60 days) upon exercise of outstanding and currently exercisable options and 129,395 shares of common stock held by the Masto Revocable Trust UA dated 4/12/04, for which Mr. Masto is a trustee.

           The Schedule 13D (the “Initial Schedule 13D”) filed on March 31, 2008 by the FFL Funds, FFL GP II, FFL GP II, LLC and the Managing Members (the “Reporting Persons”) with respect to the shares of common stock, par value $0.01 per share (the “Shares”) of Tempur-Pedic International Inc. (the “Issuer”) is hereby amended by this Amendment No. 1.  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Initial Schedule 13D. This Amendment No. 1 constitutes an ‘exit’ filing with respect to the Schedule 13D.

Item 4.              Purpose of Transaction

Item 4 is hereby supplemented as follows:

           The Shares are held by the respective Reporting Persons for investment purposes, and the dispositions of Shares reflected in this Amendment No. 1 have been made in connection therewith.

Item 5.              Interest in Securities of Issuer

Paragraphs (a) and (b) of Item 5 is hereby amended as follows:

(a)           The following table describes the number of Shares and the percentage of outstanding Shares that are owned by the Reporting Persons as of the date of the filing of this Amendment.  All percentages below are based on 73,701,705 shares of Common Stock issued and outstanding as of February 5, 2010, as reported by the Issuer in its Form 10-K, as filed with the SEC on February 8, 2010.

Name	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

FFL Capital Partners II	2,852,042	3.87%	0	2,852,042	0	2,852,042
FFL Executive Partners II	54,720	0.07%	0	54,720	0	54,720
FFL Parallel Fund II	106,755	0.14%	0	106,755	0	106,755
FFL GP II	3,013,517	4.09%	0	3,013,517	0	3,013,517
FFL GP II, LLC	3,013,517	4.09%	0	3,013,517	0	3,013,517
David L. Lowe	3,013,517	4.09%	0	3,013,517	0	3,013,517
Spencer C. Fleischer	3,035,517	4.12%	22,000	3,013,517	22,000	3,013,517
Tully M. Friedman	3,013,517	4.09%	0	3,013,517	0	3,013,517
Christopher A. Masto	3,200,112	4.34%	186,5951	3,013,517	186,5951	3,013,517
1
1  Includes 57,200 shares of common stock issuable (within 60 days) upon exercise of outstanding and currently exercisable options and 129,395 shares of common stock held by the Masto Revocable Trust UA dated 4/12/04, for which Mr. Masto is a trustee.

Paragraph (c) of Item 5 is hereby amended as follows:

(c)  The table below lists the sales of Shares that each Reporting Person has made during the period February 3, 2010 - February 12, 2010.

Reporting Person	Date of Sale	Number of Shares Sold
FFL Capital Partners II	February 3, 2010	12,398
FFL Capital Partners II	February 10, 2010	472,188
FFL Capital Partners II	February 11, 2010	208,135
FFL Capital Partners II	February 12, 2010	501,570
FFL Executive Partners II	February 3, 2010	238
FFL Executive Partners II	February 10, 2010	9,059
FFL Executive Partners II	February 11, 2010	3,993
FFL Executive Partners II	February 12, 2010	9,623
FFL Parallel Fund II	February 3, 2010	464
FFL Parallel Fund II	February 10, 2010	17,675
FFL Parallel Fund II	February 11, 2010	7,791
FFL Parallel Fund II	February 12, 2010	18,774
Spencer C. Fleischer	February 10, 2010	3,7451
Spencer C. Fleischer	February 11, 2010	1,5981
Spencer C. Fleischer	February 12, 2010	3,8691
Christopher A. Masto	February 10, 2010	13,0002
Christopher A. Masto	February 11, 2010	8,8002
Christopher A. Masto	February 12, 2010	16,2002
1  Represents a donation of Shares by Mr. Fleischer to an unaffiliated charity.
2 Represents the sale of Shares by the Masto Revocable Trust UA dated 4/12/04, for which Mr. Masto is a trustee.

Paragraph (e) of Item 5 is hereby amended as follows:

(e) The Reporting Persons ceased to own more than five percent (5%) of the issued and outstanding Shares on February 12, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010
FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS II, L.P.

By: Friedman Fleischer & Lowe GP II, L.P.,
       its general partner

By: Friedman Fleischer & Lowe GP II, LLC,
       its general partner

By: /s/ Christopher A. Masto
      Name: Christopher A. Masto
      Title:  Managing Member

Dated: February 16, 2010
FFL EXECUTIVE PARTNERS II, L.P.

By: Friedman Fleischer & Lowe GP II, L.P.,
       its general partner

By: Friedman Fleischer & Lowe GP II, LLC,
       its general partner

By: /s/ Christopher A. Masto
      Name: Christopher A. Masto
      Title:  Managing Member

Dated: February 16, 2010
FFL PARALLEL FUND II, L.P.

By: Friedman Fleischer & Lowe GP II, L.P.,
       its general partner

By: Friedman Fleischer & Lowe GP II, LLC,
       its general partner

By: /s/ Christopher A. Masto
      Name: Christopher A. Masto
      Title:  Managing Member

Dated: February 16, 2010	FRIEDMAN FLEISCHER & LOWE GP II, L.P. By: Friedman Fleischer & Lowe GP II, LLC, its general partner By: /s/ Christopher A. Masto Name: Christopher A. Masto Title: Managing Member
Dated: February 16, 2010	FRIEDMAN FLEISCHER & LOWE GP II, LLC By: /s/ Christopher A. Masto Name: Christopher A. Masto Title: Managing Member
Dated: February 16, 2010	DAVID L. LOWE /S/ DAVID L. LOWE
Dated: February 16, 2010	SPENCER C. FLEISCHER /S/ SPENCER C. FLEISCHER
Dated: February 16, 2010	TULLY M. FRIEDMAN /S/ TULLY M. FRIEDMAN
Dated: February 16, 2010	CHRISTOPHER A. MASTO /S/ CHRISTOPHER A. MASTO